UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

1Q22 Highlights

Recurring Net Income

R$6.8 billion

+3.1% in the quarter (1Q22 vs. 4Q21)
+4.7% in 12 months (1Q22 vs. 1Q21)

Quarterly ROAE **18.0%**

Quarterly ER **43.5%**

Improvement of

0.5 p.p. In the quarter

3.4 p.p. In the quarter

Payout of **35%** (gross)
R$2.3 bi
of Interest on Shareholders' Equity/Dividends
in the quarter (**+13%** vs. 1Q21)

Total Ratio | Basel
15.7%
+0.3 p.p. in 12 months

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.3 bi

+4.7% in 12 months
-6.8% in the quarter

Fee and Commission Income

R$8.6 bi

+6.7% in 12 months
-2.9% in the quarter

Client Portion

R$15.8 bi

+19.6% in 12 months
+7.0% in the quarter

The **Spread** continues to improve, reaching **9.7%** in the **1Q22**

Operating Expenses

R$11.7 bi

+4.4% in 12 months
-9.1% in the quarter

Expanded loan portfolio

R$834.5 bi **+18.3%** in 12 months
+2.7% in the quarter

Individuals **R$331.4 bi**
+22.6% in 12 months **+3.3%** in the quarter

Companies **R$503.1 bi**
+15.7% in 12 months **+2.3%** in the quarter


Recurring Net Income
R$ million
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
6,613
6,821
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22

Summary of the results for the first quarter of 2022

We achieved a recurring net income of R$6.8 billion in the first quarter of 2022, with good performance of net interest income, fee and commission income, and operating expenses. This result is a demonstration of our ability to capture opportunities, even in a scenario of uncertainty – with high inflation, rising interest rates, and geopolitical tensions. Our net earnings totaled R$231 million with the demutualization of the CIP (Interbank Payments Clearing House) investment, which we classified as an extraordinary event, not benefitting, therefore, our recurring net income.

The figures show that we are on the right track: we have reached the mark of 74.8 million clients (+5.8% vs. 1Q21). From this total, 21 million clients are from digital operations: 11 million from next, 6 million from Bitz and 4 million from Digio. We are committed to making the banking experience more convenient, faster and safer for our clients. This journey did not start now, as we are pioneers in banking automation and artificial intelligence, always expanding our digital transformation, with customized solutions that go beyond the offering of financial products.

In the quarter, the digital channels accounted for 32% of the credits released, reaching R$23.6 billion, a 44% growth compared to R$16.4 billion in 1Q21, contributing to the increase in the loan portfolio, which exceeded R$834 billion (+18% vs. 1Q21). Highlight for the growth of the operations of individuals, in particular, credit cards, personal/payroll-deductible loans, real estate financing and CDC/leasing of vehicles. ALL expenses grew in an expected movement, due to the expansion of credit products. The quality of the portfolio continues at normal and profitable levels, maintaining good coverage rates.

In revenue we had a growth in the client portion (+7.0% vs. 4Q21 and +19.6% vs. 1Q21) – with an improvement in the spread since 3Q21 – maintenance of fee and commission income and a solid income from insurance operations, which surpassed the R$3.2 billion mark.

Operating expenses grew by 4.4% in the annual comparison, far less than the accumulated inflation in the period – IPCA 11.3% and IGP-M 14.8%, reflecting the Management's actions in the efficient management of costs.

In our Sustainability Strategy, we have reaffirmed our commitment to sustainable development. We will intensify the following actions: Sustainable Business, Climate Agenda, and Financial Citizenship. Regarding Sustainable Business, we continue to expand our portfolio and we have already met 43% of the target of directing R$250 billion to sectors with positive impact by 2025 (totaling R$107 billion as of 1Q22). With respect to Climate Change, we are accelerating our stakeholder engagement and awareness actions regarding Net-Zero. In Financial Citizenship, we have assumed, with the UN, a commitment on Health and Financial Inclusion, whereby we are the only Brazilian bank taking part in the signatory group.

R$ million (unless otherwise stated)	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Recurring Income Statement					
Recurring Net Income (1)	6,821	6,613	6,515	3.1	4.7
Book Net Income	7,009	3,170	6,153	121.1	13.9
Operating Income	10,342	10,283	9,768	0.6	5.9
Net Interest Income	17,061	16,962	15,578	0.6	9.5
Expanded ALL	(4,836)	(4,283)	(3,907)	12.9	23.8
Fee and Commission Income	8,611	8,864	8,067	(2.9)	6.7
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(11,702)	(12,867)	(11,204)	(9.1)	4.4
Income from Insurance, Pension Plans and Capitalization Bonds	3,286	3,527	3,137	(6.8)	4.7
\\ Statement of Financial Position					
Total Assets	1,724,422	1,695,217	1,662,619	1.7	3.7
Loans - Expanded Loan Portfolio	834,451	812,657	705,160	2.7	18.3
- Individuals	331,404	320,760	270,220	3.3	22.6
- Companies	503,047	491,897	434,940	2.3	15.7
Shareholders' Equity	151,099	147,121	144,240	2.7	4.8
Assets under Management	2,633,530	2,604,416	2,550,871	1.1	3.2
\\ Capital and Liquidity - %					
Total Ratio	15.7	15.8	15.4	(0.1) p.p.	0.3 p.p.
Tier I Capital	13.7	13.7	13.6	-	0.1 p.p.
Liquidity Coverage Ratio (LCR)	137.4	138.1	162.9	(0.7) p.p.	(25.5) p.p.
Net Stable Funding Ratio (NSFR)	118.1	117.1	114.8	1.0 p.p.	3.3 p.p.
\\ Profitability and Efficiency %					
Annualized Return on Average Equity (ROAE) (2)	18.0	17.5	18.7	0.5 p.p.	(0.7) p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.6	-	-
Efficiency Ratio (ER)	43.5	46.9	45.0	(3.4) p.p.	(1.5) p.p.
\\ Market Indicators					
Recurring Net Income per Share (accumulated 12 months) - R$ (3)	2.49	2.46	2.08	1.2	19.4
Market Capitalization (4)	196,132	171,480	222,092	14.4	(11.7)
Dividends / Interest on Shareholders' Equity	1,998	2,613	1,754	(23.5)	13.9
Price / Earnings Ratio (5)	7.4	6.5	10.0	13.1	(26.0)
Price to Book Ratio	1.3	1.2	1.5	8.3	(13.3)
Dividend Yield - % (6) (7)	4.5	5.3	2.5	(0.8) p.p.	2.0 p.p.
\\ Portfolio Indicators - %					
Delinquency Ratio (over 90 days)	3.2	2.8	2.5	0.4 p.p.	0.7 p.p.
Delinquency Ratio (over 60 days)	4.0	3.4	3.3	0.6 p.p.	0.7 p.p.
NPL Creation - 90 days	1.2	0.9	1.2	0.3 p.p.	-
Coverage Ratio (> 90 days)	235.4	260.9	349.8	(25.5) p.p.	-
Coverage Ratio (> 60 days)	189.3	215.4	266.7	(26.1) p.p.	(77.4) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

Recurring Income Statement

For a better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Net Interest Income	**17,061**	**16,962**	**15,578**	**0.6**	**9.5**
- Client Portion	15,818	14,779	13,225	7.0	19.6
- Market Portion	1,243	2,183	2,353	(43.1)	(47.2)
\\ Expanded ALL	**(4,836)**	**(4,283)**	**(3,907)**	**12.9**	**23.8**
\\ Gross Income from Financial Intermediation	**12,225**	**12,679**	**11,671**	**(3.6)**	**4.7**
Income from Insurance, Pension Plans and Capitalization Bonds	3,286	3,527	3,137	(6.8)	4.7
Fee and Commission Income	8,611	8,864	8,067	(2.9)	6.7
Operating Expenses	(11,702)	(12,867)	(11,204)	(9.1)	4.4
Personnel Expenses	(5,501)	(5,774)	(5,069)	(4.7)	8.5
Other Administrative Expenses	(5,083)	(5,663)	(4,812)	(10.2)	5.6
Other Operating Income / (Expenses)	(1,118)	(1,430)	(1,323)	(21.8)	(15.5)
Tax Expenses	(2,100)	(1,962)	(1,933)	7.0	8.6
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	22	42	30	(47.6)	(26.7)
\\ Operating Income	**10,342**	**10,283**	**9,768**	**0.6**	**5.9**
Non-Operating Income	1	(8)	(89)	-	-
Income Tax / Social Contribution	(3,456)	(3,593)	(3,096)	(3.8)	11.6
Non-controlling interests in subsidiaries	(66)	(69)	(68)	(4.3)	(2.9)
\\ Recurring Net Income	**6,821**	**6,613**	**6,515**	**3.1**	**4.7**

Main non-recurring events

R$ million	1Q22	4Q21	1Q21
\\ Recurring Net Income	**6,821**	**6,613**	**6,515**
\\ Non-Recurring Events	**188**	**(3,443)**	**(362)**
- Realization/Reclassification of Financial Instruments (1)	-	(1,881)	-
- Impairment of Non-Financial Assets (2)	-	(509)	-
- Provision for Restructuring (3)	-	(441)	-
- Contingent Liabilities (4)	-	(278)	-
- Goodwill Amortization (Gross)	(42)	(42)	(356)
- Demutualization of the CIP (Interbank Payments Clearing House) investment	231	-	-
- Other	-	(291)	(6)
\\ Book Net Income	**7,009**	**3,170**	**6,153**

(1) It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; (2) It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; (3) Related to restructuring, mainly in the branch network; and (4) Composed by civil provisions.

Summarized Analysis of Recurring Net Income

Recurring Net Income, Returns and Efficiency

We ended the first quarter of 2022 with very solid results and with profitability at 18%. Good performance over the previous period reflects our wide diversity of products, services and solutions specially designed for clients, reinforcing our proximity to them through a physical and digital service network that is constantly being modernized.

The largest operating income in the quarter reflects the good performance of the client portion, the maintenance of fee and commission income – even considering the seasonality of the end of the year -, the gradual recovery of the income from insurance operations and lower operating expenses, which absorbed the higher costs with ALL, given the significant growth of the loan portfolio.

We improved our ER (Operational Efficiency Ratio – quarterly) by 3.4 p.p. due to the reduction in operating expenses, which were even below inflation, and the maintenance of fee and commission income. This result was made possible by the business management and efficient cost control by the Management.

Compared to 1Q20, which was immediately before the pandemic began, there was an improvement in the ER, both quarterly and accrued. This good performance is a direct consequence of the strong growth in revenues, which was higher than the growth in expenses, which was below inflation.

In relation to the risk-adjusted ER (accrued and quarterly), its evolution is in line with the ALL expenses, whose increase follows the relevant increase in our loan portfolio.


Recurring Net Income
R$ million
3,753
30.9
69.1
6,515
25.0
75.0
6,319
10.4
89.6
6,767
22.8
77.2
6,613
22.9
77.1
6,821
23.5
76.5
1Q20
1Q21
2Q
3Q
4Q
1Q22
Banking Activities %
Insurance Activities %


ROAE Quarterly and Accrued
%
11.7
11.7
18.7
18.7
18.2
17.6
18.6
18.3
18.1
17.5
18.0
18.0
1Q20
1Q21
2Q
3Q
4Q
1Q22
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
77.4
66.7
49.1
67.9
60.7
45.3
63.4
60.3
45.7
60.6
59.0
45.4
62.5
60.7
46.0
61.5
60.9
45.6
49.3
45.0
45.8
46.0
46.9
43.5
1Q20
1Q21
2Q
3Q
4Q
1Q22
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

"Evolution of the Client Portion, with a spread of 9.7% in 1Q22."

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21 R$	1Q22 x 4Q21 %	1Q22 x 1Q21 R$	1Q22 x 1Q21 %
\\ Net Interest Income	**17,061**	**16,962**	**15,578**	**99**	**0.6**	**1,483**	**9.5**
\\ Client Portion [(1)]	**15,818**	**14,779**	**13,225**	**1,039**	**7.0**	**2,593**	**19.6**
Average Balance	683,588	667,926	609,579	347		1,606	
Average Rate	9.7%	9.1%	9.1%	693		988	
\\ Market Portion [(2)]	**1,243**	**2,183**	**2,353**	**(940)**	**(43.1)**	**(1,110)**	**(47.2)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client Portion - Indicators


R$ million
9.1
8.9
9.0
9.1
9.7
6.3
6.6
6.8
6.4
6.7
13,225
13,471
14,054
14,779
15,818
3,907
3,487
3,358
4,283
4,836
9,318
9,984
10,696
10,496
10,982
1Q21
2Q
3Q
4Q
1Q22
Expanded ALL
Net Client Portion
Average Rate %
Quarterly Net Average Rate %

Change in the Client Portion


R$ million
14,779
347
810
184
(302)
15,818
4Q21
Average Volume
Spread
Products Mix
Number of Days
1Q22

Product Mix – Individuals %


Mar22
25.5
23.7
17.8
11.9
10.3
10.8
2021
26.2
24.2
17.1
11.7
10.2
10.6
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
Payroll-deductible Loans
Real Estate Financing
Credit Card
Others
Vehicles
Personal Loans

In the quarter, the growth of the client portion is associated with an improvement in the spread of liabilities, as well as in loan operations, resulting in a 7% increase in the portion and +0.6 p.p. in the average portfolio rate. The growth of assets continues to contribute to the evolution of the portion, with emphasis on vehicle financing, credit card, personal loan, guaranteed account and working capital, in addition to the change in the product mix. In the annual comparison, the growth of 19.6% is mainly related to the increase in the average volume of credit, higher margins of liabilities and improved product mix. In addition, even with the increase in ALL expenses, the net average rate of the portion increased by +0.3 p.p. in relation to 4Q21 and +0.4 p.p. in relation to 1Q21.

Net Interest Income – Market Portion

The reduction observed in the quarters follows this year's trend regarding the effect of the increase of the CDI in the ALM strategies, partially offset by the higher result of the own working capital. In this quarter, there were also greater gains in other treasury strategies.

Loan Portfolio

"Favorable loan performance in March 2022."

Bacen Portfolio vs. Expanded Portfolio

R$ million	Mar22	Dec21	Mar21	Quartely	12 months
Individuals	327,961	317,297	266,968	3.4	22.8
Companies	290,863	292,631	261,611	(0.6)	11.2
\\\\ Loan Portfolio - Bacen	**618,824**	**609,928**	**528,580**	**1.5**	**17.1**
Sureties and Guarantees	87,712	83,467	79,256	5.1	10.7
Operations bearing Credit Risk - Commercial Portfolio	89,872	80,825	71,113	11.2	26.4
Other	38,043	38,438	26,211	(1.0)	45.1
\\\\ Expanded Loan Portfolio	**834,451**	**812,657**	**705,160**	**2.7**	**18.3**
\\\\ Companies [(1)]	**503,047**	**491,897**	**434,940**	**2.3**	**15.7**
Large Corporates	335,441	323,343	293,574	3.7	14.3
Micro, Small and Medium-Sized Enterprises	167,606	168,553	141,366	(0.6)	18.6
\\\\ Individuals	**331,404**	**320,760**	**270,220**	**3.3**	**22.6**
	Without exchange variation			**3.8**	**19.8**

(1) In the first quarter of 2022, there was a migration of clients from the SME segment (Corporate One) to Large Corporates totaling around R$7 billion of the expanded portfolio, involving approximately 100 Economic Groups.

Double-digit growth in virtually all products (for Individuals and Companies), with a highlight to credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, guaranteed accounts and CDC.

Our average daily origination from individuals evolved by 26% (in 12 months) due to the good performance of the operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released (R$75 billion), **32% or R$24 billion** were through digital channels in the first quarter of 2022, a **44%** growth compared to R$16 billion in 1Q21.

Loan Portfolio variation – Bacen


R$ million
609,928
10,665
(622)
(1,146)
618,824
Dec21
Individuals
SMEs
Large Corporates
Mar22

Mar22 vs. Dec21

Mar22 vs. Mar21


R$ million
528,580
60,993
21,018
8,233
618,824
Mar21
Individuals
SMEs
Large Corporates
Mar22

Loan Portfolio

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Mar22	Dec21	Mar21	Quarter	12 months
\\ Individuals	**331,404**	**320,760**	**270,220**	**3.3**	**22.6**
Consumer Financing	**213,358**	**205,713**	**173,765**	**3.7**	**22.8**
Payroll-deductible Loans	84,587	84,111	72,804	0.6	16.2
Credit Card	59,059	54,862	40,549	7.6	45.6
Personal Loans	35,754	33,899	30,873	5.5	15.8
CDC / Vehicle Leasing	33,958	32,840	29,539	3.4	15.0
Real Estate Financing	**78,614**	**77,595**	**63,747**	**1.3**	**23.3**
Other Products	**39,432**	**37,452**	**32,707**	**5.3**	**20.6**
Rural Loans	12,960	13,053	10,928	(0.7)	18.6
BNDES/Finame Onlendings	7,130	6,962	6,363	2.4	12.1
Other	19,342	17,438	15,417	10.9	25.5
\\ Companies	**503,047**	**491,897**	**434,940**	**2.3**	**15.7**
Working Capital	100,487	102,098	89,407	(1.6)	12.4
Foreign Trade Finance	60,365	60,183	66,379	0.3	(9.1)
Real Estate Financing	17,504	18,350	18,060	(4.6)	(3.1)
BNDES/Finame Onlendings	15,485	15,656	15,961	(1.1)	(3.0)
Overdraft Account	5,961	5,077	4,174	17.4	42.8
CDC / Leasing	23,897	22,618	17,391	5.7	37.4
Rural Loans	20,236	18,357	14,190	10.2	42.6
Sureties and Guarantees	87,133	82,708	78,303	5.4	11.3
Operations bearing Credit Risk - Commercial Portfolio	89,872	80,825	71,113	11.2	26.4
Other	82,108	86,026	59,962	(4.6)	36.9
\\ Expanded Loan Portfolio	**834,451**	**812,657**	**705,160**	**2.7**	**18.3**
Real	784,750	754,309	656,608	4.0	19.5
Foreign Currency	49,701	58,348	48,552	(14.8)	2.4

Portfolio Mix


%
44.3
19.1
36.6
44.3
18.3
37.4
42.4
19.7
37.9
39.8
20.7
39.5
40.2
20.1
39.7
2018
2019
2020
2021
Mar22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

The portfolio representativeness in the Individual and micro, small and medium-sized enterprise segments, which are operations with the greatest risk, but with the greatest profitability.

Loan Portfolio

Real Estate Financing


Portfolio
R$ million
Total ▲ 56.8%
Ind. ▲ -18.7%
Comp. ▲ 97.7%
61,296
61,941
81,807
85,518
91,536
95,945
96,117
21,537
15,768
18,060
16,851
17,633
18,350
17,504
39,759
46,173
63,747
68,668
73,903
77,595
78,614
Mar19
Mar20
Mar21
June
Sept
Dec
Mar22
Individuals
Companies


Origination
R$ million
▲35.6%
3,738
4,516
7,770
10,094
10,237
8,854
5,070
926
954
788
1,945
2,377
2,528
1,284
2,812
3,562
6,982
8,149
7,860
6,326
3,786
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Borrower
Builder

Profile of the Individual Portfolio – Origination 1Q22

Average term: **323 Months**

R$496 thousand	R$318 thousand	64.0%	51.2%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
▲ 14.1%
15,438
17,092
27,157
35,945
36,721
26,074
17,613
5,137
5,070
4,432
10,545
12,553
6,172
5,793
10,301
12,022
22,725
25,400
24,168
19,902
11,820
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Borrower
Builder

Payroll-Deductible Loans


Portfolio
%
70.2
71.2
71.4
71.3
70.3
R$ million
72,804
78,425
82,505
84,111
84,587
85.6
85.7
86.5
87.1
87.2
14.4
14.3
13.5
12.9
12.8
Mar21
June
Sept
Dec
Mar22
Branches Network / Digital Channels%
Correspondent %
As a % of total Personal Loans


Distribution of the Portfolio by Sector
%
47.4
46.6
48.1
6.0
5.0
5.1
46.6
48.4
46.8
Mar20
Mar21
Mar22
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Mar22[(1)]

Total		
16.3%	20.8%	Social Security
	14.2%	Private
	13.7%	Public

(1) Reference date: Feb22.

We sustained a good performance in the 1Q22, reflecting the innovation in the product offering and the evolution in the marketing channels (emphasis on the release through digital channels, which represented 63% of the total in the first quarter of 2022), providing more credit to clients.

Loan Portfolio

Vehicle Financing



Portfolio
R$ million
Total ▲ 53%
Ind. ▲ 37%
Comp. ▲ 84%
38,226
47,087
47,991
49,946
52,681
55,957
58,467
13,062
17,084
17,984
19,402
21,190
22,691
24,083
25,164
30,003
30,007
30,544
31,491
33,266
34,384
Mar19
Mar20
Mar21
June
Sept
Dec
Mar22
Individuals
Companies



Distribution of the Portfolio by Product
%
7.8
1.9
90.3
6.3
1.4
92.3
5.4
1.3
93.4
Mar20
Mar21
Mar22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination – Financing

R$2.0 billion	R$50 thousand	47 months	32%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jan22 – Mar22

Bradesco Origination

R$0.9 billion	R$90 thousand	47 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jan22 – Mar22

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Mar22	%	Dec21	%	Mar21	%
\\ Economic Sector						
\\ Public Sector	**13,654**	**1.6**	**10,649**	**1.3**	**15,108**	**2.1**
Petrol, derived and aggregated activities	8,455	1.0	5,895	0.7	10,961	1.6
Production and distribution of electricity	5,003	0.6	4,008	0.5	3,256	0.5
Other sectors	196	0.0	746	0.1	891	0.1
\\ Private Sector	**820,797**	**98.4**	**802,008**	**98.7**	**690,052**	**97.9**
Companies	**489,393**	**58.6**	**481,248**	**59.2**	**419,832**	**59.6**
Real estate and construction activities	37,059	4.4	35,191	4.3	30,203	4.3
Retail	48,198	5.8	48,881	6.0	43,959	6.2
Transportation and concession	37,828	4.5	38,172	4.7	34,489	4.9
Services	76,095	9.1	72,576	8.9	47,762	6.8
Wholesale	27,602	3.3	30,054	3.7	23,083	3.3
Automotive	15,778	1.9	15,959	2.0	19,021	2.7
Food products	23,797	2.9	24,665	3.0	19,040	2.7
Other sectors	223,036	26.7	215,750	26.5	202,275	28.7
Individuals	**331,404**	**39.7**	**320,760**	**39.5**	**270,220**	**38.3**
\\ Total	**834,451**	**100.0**	**812,657**	**100.0**	**705,160**	**100.0**

Loan Portfolio

Portfolio by Debtors

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
30.6
29.6
29.5
29.5
29.5
24.2
23.0
22.9
22.6
22.5
14.5
13.5
13.4
13.2
13.5
9.1
8.1
8.0
8.1
8.3
1.6
1.3
1.3
1.4
1.4
Mar21
June
Sept
Dec
Mar22
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities[1]

The feature of the loan portfolio is the long term, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Mar22	Dec21	Mar21
1 to 30 days	12.0	11.4	10.0
31 to 60 days	6.2	6.5	5.7
61 to 90 days	6.0	5.8	5.0
91 to 180 days	11.0	11.4	10.7
\\ Short-Term	**35.2**	**35.0**	**31.4**
181 to 360 days	14.8	15.4	15.0
Over 360 days	50.0	49.6	53.6
\\ Medium / Long-Term	**64.8**	**65.0**	**68.6**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

The quality of new captures and loan granting processes made that more than 95% of operations with new clients were classified in ratings AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between March 2021 and 2022	**Total Credit on March 2022**		**New Customers between April 2021 and March 2022**		**Remaining customers from March 2021**	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	757,055	90.7%	73,190	95.1%	683,865	90.3%
D	20,257	2.4%	2,019	2.6%	18,237	2.4%
E - H	57,139	6.9%	1,724	2.2%	55,414	7.2%
\\ Total	**834,451**	**100.0%**	**76,934**	**100.0%**	**757,517**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Continuous improvement in credits classified between AA-C, representing more than 90% of the total portfolio, highlighting the quality of the operations.

Customer Profile	Mar22			Dec21			Mar21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.7	0.1	6.2	93.3	0.2	6.5	90.5	1.6	7.9
Micro, Small and Medium-Sized Enterprises	88.2	4.3	7.5	89.0	4.3	6.7	89.3	3.0	7.7
Individuals	89.1	3.8	7.1	90.0	3.7	6.3	89.4	4.4	6.2
\\ Total	**90.7**	**2.4**	**6.9**	**91.1**	**2.4**	**6.5**	**89.8**	**3.0**	**7.2**

Expenses with Expanded ALL

"Expanded ALL vs. Portfolio remained at an average of 2%, showing the sustainable growth of our loan portfolio."

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Expanded ALL	**(4,836)**	**(4,283)**	**(3,907)**	**12.9**	**23.8**
ALL Expenses	(7,051)	(5,059)	(4,935)	39.4	42.9
Income from Credit Recovery	1,769	1,062	1,730	66.6	2.3
Impairment of Financial Assets	653	28	(43)	-	-
Granted Discounts / Other (1)	(207)	(314)	(659)	(34.1)	(68.6)

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

The origination in the loan portfolio, including in more profitable operations, resulted in a natural increase in expenses, which remain at suitable levels, evidenced by the relationship between expenses and portfolio, which continues to be at levels below the pre-pandemic period. This increase was absorbed by higher financial revenues and credit recoveries, in addition to the lower expenses on financial assets impairment.

In the 1Q22, the ALL stock totaled R$47.1 billion, representing 7.6% of the loan portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of about 235%.



Expanded ALL/ Expanded Loan Portfolio
%
2.6
4.1
2.2
1.9
1.7
2.1
2.3
R$ million
3,604
6,708
3,907
3,487
3,358
4,283
4,836
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Loan Indicators

Renegotiated Portfolio

Evolution of the balance of the Portfolio


R$ billion
▲ 3.1%
19.6
29.4
28.5
28.2
28.6
30.3
5.5
5.4
5.0
4.9
4.8
4.5
14.1
24.0
23.5
23.3
23.9
25.8
Mar20
Mar21
June
Sept
Dec
Mar22
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 3.1% in 12 months, totaling R$30.3 billion. We highlight that the total of this portfolio has been stable in relation to the total balance of the Bacen portfolio in the last three quarters, having reduced its representativeness by 0.7 p.p. for the same period of 2021.

A total of 62.7% of renegotiations in the quarter were less than 90 days in arrears. This is a result of new tools for renegotiating delinquencies, including increasingly digital journeys, new transactional models, and strategies, which allow us to anticipate the clients' needs in order to provide a wider range of solutions so that clients can reorganize themselves financially.

The NPL over 90 days of the renegotiated portfolio increased in relation to the last quarter, which was expected considering that since last year we have been gradually returning to our practices of renegotiation of the pre-pandemic period, always analyzing the client's risk profile for targeting offers. However, it remains at levels far below the pre-pandemic period, given the change in the performance profile, with greater active portfolio origin and shorter delays.

ALL / Renegotiated Portfolio


%
75.3
76.4
77.6
78.0
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
Mar17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22

Delinquency ratio over 90 days


%
29.7
24.6
21.8
21.4
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
Mar17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22

Renegotiated Portfolio / Bacen Portfolio


%
4.7
4.4
4.4
4.4
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
Mar17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22

Extended Operations

Closing March 2022 with the accounting balance of operations, net of amortizations, by R$31.4 billion, with the following composition: "up-to-date – R$26.1 billion"; "in arrears – R$3.1 billion"; and in "grace period – R$2.1 billion".

R$31 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship


R$ billion
R$3.9 0.7%
R$3.5 0.6%
R$3.0 0.5%
R$ 3.1 0.5%
R$ 3.1 0.5%
44.1
41.3
36.2
33.4
31.4
33.8
32.4
29.9
27.8
26.3
10.3
8.9
6.3
5.6
5.1
Mar21
June
Sept
Dec
Mar22
Wholesale
Multipurpose
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Bacen Portfolio.

Loan Indicators

Delinquency ratios

Over 90 days


%
Dec08 Dec09 Dec10 Dec11 Dec12 Dec13 Dec14 Dec15 Dec16 Dec17 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec08 Dec09 Dec10 Dec11 Dec12 Dec13 Dec14 Dec15 Dec16 Dec17 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

This was a movement already expected in March 2022, given the strong growth of the portfolio and dynamics of the product mix - mainly in the Individual and micro, small and medium-sized enterprise segments, which have more profitable and more risky operations - combined with the seasonal behavior from the beginning of the year. Highlight to the delinquency of large companies, which remains controlled and at the lowest historical levels. In comparison with the periods preceding the pandemic, we have lower rates, even with the expressive growth of the loan portfolio, reflecting our good risk management. We continue with the strategy of supporting the clients with more sophisticated credit policies that can continue to grow the portfolio continuously, profitably and sustainably.

Loan Indicators

"Solid level of provisioning to support adversities, covering 2.4 times the NPL +90 portfolio."

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) returning to pre-pandemic levels. The coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at comfortable levels of provisioning. We had a 4.2% increase in total provision, with supplementary ALL of over R$9 billion, demonstrating the robustness to support a possible stress scenario.



Coverage Ratio
%
425.0 602.0 994.0 955.0 688.0 557.0 508.0 505.7 384.4
227.9 299.5 398.2 402.8 349.8 324.7 296.9 260.9 235.4
184.2 249.8 337.4 310.6 266.7 263.2 243.7 215.4 189.3
121.4 123.8 120.6 117.6 120.1 116.7 115.1 110.7 105.5
8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6
4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6
Mar20 June Sept Dec Mar21 June Sept Dec Mar22
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned



Composition of the Provision
R$ million
36,987 40,466 46,030 44,401 44,624 45,236 47,149
6,899 9,365 11,569 11,243 9,968 9,240 9,390
16,428 14,541 21,389 21,319 20,987 20,966 20,373
13,661 16,560 13,071 11,840 13,669 15,030 17,386
Mar19 Mar20 Mar21 June Sept Dec Mar22
Specific
Generic
Complementary



Portfolio in Arrears
R$ million
16,798 21,972 17,260 16,869 18,312 20,996 24,904
13,739 17,759 13,160 13,674 15,031 17,339 20,031
Mar19 Mar20 Mar21 June Sept Dec Mar22
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Loan Indicators

NPL Creation | 90 days vs. Write-offs

Variation in the quarter mainly for Individuals, reflecting the policies normalization for renegotiation and flexibilization practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.


NPL Creation
R$ million
1.5
1.2
0.8
0.9
0.9
1.2
6,982
6,363
4,525
5,020
5,763
7,378
3,974
4,040
3,091
3,346
3,846
5,344
2,074
2,073
1,339
1,477
1,681
1,965
934
249
94
197
236
69
1Q20
1Q21
2Q
3Q
4Q
1Q22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Bacen Portfolio (%)


Write-offs
R$ million
4,250
4,459
4,011
3,663
3,455
4,686
2,868
2,697
2,772
2,261
2,383
3,146
1,103
1,080
1,167
1,008
939
1,268
279
682
71
394
133
271
1Q20
1Q21
2Q
3Q
4Q
1Q22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In March 2022, the gross ALL expenses accounted for 96% of the NPL Creation, quite a comfortable level, which demonstrates the robustness of our level of provisioning.


Gross ALL Expenses X NPL Creation - 90 days
%
R$ million
105
78
95
87
88
96
6,982
7,359
6,363
4,935
4,525
4,299
5,020
4,392
5,763
5,059
7,378
7,051
1Q20
1Q21
2Q
3Q
4Q
1Q22
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Main Funding Sources

Funds Raised and Managed

R$ million	Mar22	Dec21	Mar21	Quarter	12 months
Demand Deposits	51,279	58,334	52,997	(12.1)	(3.2)
Savings Deposits	134,395	139,341	134,181	(3.5)	0.2
Time Deposits + Debentures	369,846	384,542	361,840	(3.8)	2.2
Borrowings and Onlending	58,965	51,489	54,129	14.5	8.9
Funds from Issuance of Securities	182,185	166,348	142,709	9.5	27.7
Subordinated Debts	49,716	54,451	45,330	(8.7)	9.7
\\ Subtotal	**846,386**	**854,505**	**791,186**	**(1.0)**	**7.0**
Obligations for Repurchase Agreements [1]	253,031	247,968	271,749	2.0	(6.9)
Interbank Deposits	2,337	4,656	2,456	(49.8)	(4.8)
Working Capital (Own/Managed)	124,602	123,061	120,074	1.3	3.8
Foreign Exchange Portfolio	27,423	20,215	30,808	35.7	(11.0)
Payment of Taxes and Other Contributions	7,665	722	5,213	-	47.0
Technical provisions for insurance, pension plans and capitalization bonds	301,001	292,860	285,163	2.8	5.6
\\ Funds raised	**1,562,444**	**1,543,988**	**1,506,649**	**1.2**	**3.7**
\\ Investment Funds and Managed Portfolios	**1,071,086**	**1,060,429**	**1,044,222**	**1.0**	**2.6**
\\ Total Assets under Management	**2,633,530**	**2,604,416**	**2,550,871**	**1.1**	**3.2**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Mar22	Dec21	Mar21	Quarter	12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	58,944	59,056	58,210	(0.2)	1.3
Savings Deposits	134,395	139,341	134,181	(3.5)	0.2
Time Deposits + Debentures	369,846	384,542	361,840	(3.8)	2.2
Funds from Financial Bills	171,028	155,971	131,224	9.7	30.3
\\ Customer Funds [1]	**734,213**	**738,910**	**685,455**	**(0.6)**	**7.1**
(-) Reserve Requirements	(84,569)	(87,363)	(83,855)	(3.2)	0.9
(-) Available Funds (Brazil)	(14,437)	(15,095)	(19,999)	(4.4)	(27.8)
\\ Customer Funds Net of Reserve Requirements	**635,207**	**636,452**	**581,601**	**(0.2)**	**9.2**
Borrowings and Onlending	58,965	51,489	54,129	14.5	8.9
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	92,095	92,200	79,608	(0.1)	15.7
\\ Total Funding (A)	**786,267**	**780,141**	**715,338**	**0.8**	**9.9**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**746,739**	**729,190**	**625,904**	**2.4**	**19.3**
\\ B / A	**95.0%**	**93.5%**	**87.5%**	**1.5 p.p.**	**7.5 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Fee and Commission Income

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
Card Income	3,143	3,272	2,639	(3.9)	19.1
Checking Account	1,949	2,031	1,943	(4.0)	0.3
Asset Management	781	812	797	(3.8)	(2.0)
Loans Operations	731	763	634	(4.2)	15.3
Collections and Payments	575	595	615	(3.4)	(6.5)
Consortium Management	565	572	513	(1.2)	10.1
Custody and Brokerage Services	348	344	358	1.2	(2.8)
Underwriting / Financial Advisory Services	236	194	255	21.6	(7.5)
Other	283	281	313	0.7	(9.6)
\\ Total	**8,611**	**8,864**	**8,067**	**(2.9)**	**6.7**
\\ Business Days	**62**	**63**	**61**	**(1)**	**1**

The first quarter was marked by consistency in fee and commission income, which remained at the highest historical levels supported by the diversity of products and services, offered through a modern customer service network (digital or physical), demonstrating our adaptation in the way we serve and meet our clients' needs.

Card Income – Strong result in the quarter with growth of 19% in 12 months. The performance benefited from the advancement of card issuance through digital channels (+260% vs. 1Q21), strengthening our base of active accounts, together with the growth of average spending with the recovery of the economy. The traded volume reached more than R$66 billion (+28% vs. 1Q21).

Checking Account – We reached the significant mark of more than 37 million clients in the 1Q22 (+4 million in 12 months), which, combined with the business volume of banking correspondents, contributed to the good performance of the quarter.

Asset Management – Revenue of R$781 million in the quarter. The variation reflects the high-interest cycle, which favors fixed income products with lower market risk. Highlight for the funding of private loans, which registered a growth of 263% in comparison to the quarter (1Q21 R$24 billion vs. 1Q22 R$87 billion).


Volume Traded - Credit Cards
R$ million
▲27.9%
▲0.2%
49,064
53,803
52,101
55,750
59,665
66,516
66,640
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22


In million
71.7
70.0
70.7
71.2
72.5
74.1
74.8
28.8
30.7
33.2
34.2
35.4
36.3
37.0
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Checking Account Holders
Total Customers (1)
(1) It excludes overlap of clients.


Investments Funds and Managed Portfolios
R$ billion
954
915
1,044
1,082
1,075
1,060
1,071
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22

Fee and Commission Income

Loan Operations – Increase in revenues in 12 months and in the volume of credit origination per business day, driven by the good performance of the working capital and commissions on the guarantees provided (sureties and guarantees).

Collections and Payments – Revenues reached R$575 million in the quarter, representing 7% of total fee and commission income, in a resilient performance in comparison to the new modalities available in the market and the adequacy of the fee values.

Consortia – Solid market leadership. Great performance reaffirming the active presence in the lines of movable and immovable assets. Highlight to the sales originated in the digital channels (Mobile, Internet Banking and Net Empresa (for Companies)), which represented around 27% of the total origination in 2022, with a strong performance in the agribusiness and real estate market.



Number of Outstanding Consortium Quotas
In thousands
1,528
1,585
1,516
1,511
1,526
1,517
1,522
1,209
1,262
1,220
1,212
1,214
1,202
1,189
59
71
69
71
82
86
95
260
252
227
227
230
229
238
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services – The 22% increase in the quarter was due to fixed income operations (+15%), advisory services in mergers and acquisitions (+59%) and variable income (+107%). Now in 12 months, the variation reflects the volatility of the capital market.

Fixed Income: Increase in operations in 1Q22, which enabled us to reach first place in the ranking of origination, with a volume of around R$9 billion and third place in the distribution ranking, with a volume of around R$1 billion (Anbima ranking – Feb22).

Mergers and Acquisitions: Providing advisory services in 10 transactions, placing us in the third place of the TTR ranking by number of transactions.

Custody and Brokerage

Brokerage – Performance aligned with the volume of operations on the stock exchange.

Custody – Increased number of issues and cancellations of ADRs / UNITs, increase in the client base over the course of 12 months and growth of 6% of our Assets in Custody in relation to 1Q21.



Assets under Custody
R$ billion
1,654
1,590
1,977
2,057
1,993
1,993
2,102
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22

Operating Expenses

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Personnel Expenses					
Structural	**4,456**	**4,509**	**4,044**	**(1.2)**	**10.2**
Payroll/Social Charges	3,211	3,294	2,896	(2.5)	10.9
Benefits	1,245	1,215	1,148	2.5	8.4
Non-Structural	**1,045**	**1,265**	**1,025**	**(17.4)**	**2.0**
Management and Employee Profit Sharing	775	940	809	(17.6)	(4.2)
Provision for Labor Claims	160	158	127	1.3	26.0
Termination Costs	90	125	74	(28.0)	21.6
Training	20	42	15	(52.4)	33.3
\\ Total - Personnel Expenses	**5,501**	**5,774**	**5,069**	**(4.7)**	**8.5**
\\ Administrative Expenses					
Outsourced Services	1,251	1,412	1,179	(11.4)	6.1
Depreciation and Amortization	847	799	828	6.0	2.3
Data Processing	631	720	608	(12.4)	3.8
Advertising and Marketing	360	702	240	(48.7)	50.0
Communication	338	348	381	(2.9)	(11.3)
Asset Maintenance	355	364	328	(2.5)	8.2
Rent	308	318	323	(3.1)	(4.6)
Financial System Services	270	252	243	7.1	11.1
Transportation	195	195	162	-	20.4
Security and Surveillance	147	138	152	6.5	(3.3)
Utilities (Water, Electricity and Gas)	105	96	93	9.4	12.9
Materials	30	37	25	(18.9)	20.0
Travel	9	14	9	(35.7)	-
Other	237	268	241	(11.6)	(1.7)
\\ Total - Administrative Expenses	**5,083**	**5,663**	**4,812**	**(10.2)**	**5.6**
\\ Total Expenses Administrative + Personnel	**10,584**	**11,437**	**9,881**	**(7.5)**	**7.1**
\\ Other Operating Expenses Net of Revenue					
Expenses with Marketing of Cards	474	603	483	(21.4)	(1.9)
Civil and Tax Contingencies	252	261	79	(3.4)	-
Claims	296	188	106	57.4	-
Other	96	378	655	(74.6)	(85.3)
\\ Total - Operating Expenses Net of Revenue	**1,118**	**1,430**	**1,323**	**(21.8)**	**(15.5)**
\\ Total Operating Expenses	**11,702**	**12,867**	**11,204**	**(9.1)**	**4.4**

Operating Expenses

"Within guidance and below inflation, confirming our continuous and effective cost-control capacity."

Personnel Expenses

Reduction in relation to the previous quarter mainly due to seasonal effects, with lower expenses with profit-sharing and proceeds and social charges. In 12 months, the increase is a consequence of the effect of the collective bargaining agreement, with a readjustment of 10.97% from September 2021.

Administrative Expenses

Reduction of more than 10% in the quarter, given the cost control and actions of the Management in the management of operation models. Proof that by improving operational efficiency, it is possible to constantly restrict the cost of service without changing our high standard of customer service.

It is also important to note that, despite the accumulated inflation in 12 months (IPCA 11.3% and IGP-M 14.8%), there was an increase of only 5.6% vs. 1Q21. This was due to the increase in the volume of our business and the consequent spending on advertising campaigns to offer products and enhance the brand, as well as investments in technology that guarantee the continuous expansion of our digital activities.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


9,388
8,794
8,727
8,626
8,468
8,317
4,922
66
4,400
4,709
773
3,312
4,675
884
3,168
4,629
967
3,030
4,533
988
2,947
4,396
973
2,948
Mar20
Mar21
June21
Sept21
Dec21
Mar22
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

It declined in all comparative periods – 22% in the quarter and 15% in 12 months. Card expenses were lower in the 1Q22 due to seasonal effects. The same applies to other provisions (including lower insurance provisions, civil provisions, tax provisions and claims), which were also lower in the aggregate.

Dynamics of the Insurance Business

Information	Income	ROAE	Revenues
1Q22	R$1,601MM 5.5% in the quarter -1.7% in 12 months	18.9%	R$22,114MM 4.2% in the quarter 13.2% in 12 months

The performance of the Grupo Bradesco Seguros in the first quarter of 2022 was the main highlight of the expressive expansion of revenues, of 13.2% in relation to the same period last year, totaling R$22.1 billion, with a growth of 9.2% in the Earned Premiums. There has been an evolution in all business lines: Life and Pension, 15.3%; Health and Dental, 7.8%; Auto and P&C, 24.1%; and Capitalization, 19%.

It is also important to highlight the growth of 15.7% in the Financial Income, influenced by the behavior of the economic and financial ratios, the evolution of 4.7% of the Income from Insurance, Pension Plans and Capitalization Bonds, and the improvement of the Company's Administrative Efficiency Ratio, which remained at 3.7%, one of the most favorable brands in recent years.

The numbers also show a positive trend when the evolution of the first quarter of 2022 is observed in relation to the fourth quarter of 2021. On this basis of comparison, the net income showed a growth of 5.5%, with an ROAE evolution from 17.7% to 18.9%. In the same sense, the revenues recorded in March 2022 increased a significant 20.9% compared to the same period last year.

The good performances of the revenues and the Financial Income mitigate the increase of 2.0 p.p. observed in the Claims Ratio, due to the need for medical-hospital assistance, diagnoses, consultations, hospitalizations and possible post-Covid-19 consequences, in addition to compensation in the products of Life and Housing, which totaled R$512 million, of a total of R$10.7 billion of compensation and benefits paid in the period – a 15.4% evolution over the same period of 2021, with a daily average of R$172 million.

Having customer centricity as the main driver of its strategy, the Group evolved further in the digital transformation and process improvement journey, with the adoption of new methodologies and platforms to measure the consumer experience.

With the expansion and improvement of digital marketing channels, sales in this modality increased 56% from January to March 2022, reaching R$521 million (more than 80% in Private Pension), with a 77% increase in the amount of items distributed that surpassed 750,000.

Two years after the declaration of the Covid-19 pandemic by the WHO (World Health Organization), the Grupo Bradesco Saúde (Health) has accounted for a series of initiatives in favor of its 3.9 million beneficiaries and Brazilian society. In this period, up to March 2022, approximately 90 thousand hospitalizations and 2.2 million PCR tests were recorded, and R$6.2 billion were paid for hospitalizations and exams related to Covid-19.

Based on the Primary Health Care Model, the Meu Doutor Novamed network gained 12 new clinics during the pandemic, reaching a total of 27 units in the country in the first quarter of 2022, with more than 890 thousand appointments since its creation, in 2015. The Bradesco Saúde Ideal health plan, which surpassed the mark of 20,000 beneficiaries in about six months of operation, is also worth highlighting.

In the Private Social Security segment, Bradesco Vida e Previdência (Life and Pension) reinforced its portfolio with the launch, in the quarter, of six new product options, aiming to meet the demand for diversification of assets and managers. In addition, through a new journey in the App, it has extended the services and information available on digital channels.

In the Life segment, the "Vida Viva Bradesco" insurance, created in 2021 with the objective of following the evolution and changes in the client's financial planning, was recognized by EFMA-Accenture as Global Innovation in Insurance in March 2022, qualifying for the annual award promoted by the entity. In the same line of life protection products, the company launched the *Novo Vida Segura Premiável*, an evolution in redeemable life insurance, with the lowest grace period for redemption in the insurance market.

In Auto Insurance, Bradesco Auto/RE (P&C) extended the insurance coverage for high-value vehicles, including the option of reimbursement, in whole or in part, of the amounts corresponding to personal goods and items left inside the vehicle, according to the contracted policy. In the Property & Casualty segment, new segmentations were launched to cover equipment, including the civil construction, industry, trade and agriculture sectors, among others.

Now, Bradesco Capitalização had as its main highlights the product launch competing for the premium, by draw, of more than R$11 million – the highest in the company's history – the advance in the partnerships of the incentive modality, in particular with Veloe and Ágora Investimentos, and training for the entire sales force, with a focus on quality and transparency in the customer relationship.

Statement of Income from Insurance

	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	12,661	12,116	11,594	4.5	9.2
Retained Claims	(8,791)	(8,623)	(7,908)	1.9	11.2
Capitalization Bond Draws and Redemptions	(1,382)	(1,112)	(1,194)	24.3	15.8
Selling Expenses	(841)	(919)	(772)	(8.4)	9.0
Financial Results	1,639	2,065	1,417	(20.6)	15.7
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,286**	**3,527**	**3,137**	**(6.8)**	**4.7**
Fee and Commission Income	421	430	442	(2.3)	(4.8)
Personnel Expenses	(438)	(447)	(410)	(2.0)	6.9
Other Administrative Expenses	(338)	(367)	(328)	(7.8)	3.0
Others	(350)	(512)	(167)	(31.5)	-
\\ Operating Income	**2,580**	**2,632**	**2,674**	**(2.0)**	**(3.5)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(979)	(1,116)	(1,045)	(12.2)	(6.3)
\\ Lucro Líquido Recorrente	**1,601**	**1,517**	**1,629**	**5.5**	**(1.7)**
Life and Pension Plans	524	676	627	(22.5)	(16.4)
Health	323	318	314	1.6	2.9
Capitalization Bonds	186	137	108	35.8	72.2
Property & Casualty and Others	568	386	580	47.2	(2.1)
\\ Selected Asset Data					
Total Assets	351,651	342,424	338,255	2.7	4.0
Securities	327,850	319,253	318,003	2.7	3.1
Technical Provisions	301,001	292,860	285,163	2.8	5.6
Shareholder's Equity [1]	32,261	31,401	36,119	2.7	(10.7)

(1) In March 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$20,142 million.

"Income from insurance operations of R$3.3 billion – consistent and constantly evolving."

Net Gain/Loss and ROAE



%
13.4
19.6
7.8
18.1
17.7
18.9
R$ million
1,158
1,629
655
1,543
1,517
1,601
811
40
182
125
627
580
314
108
544
155
117
(161)
575
603
229
136
676
386
318
137
524
568
323
186
1Q20
1Q21
2Q
3Q
4Q
1Q22
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

Revenue growth and improvement in the combined ratio contributed to the good net income for the quarter (+5.5% vs. 4Q21). In 12 months, the reduction resulted from the increase in the Claims Ratio, mainly in the Auto and Health segments.

Bradesco Saúde (Health): Net income for the quarter, benefited from improved revenues, maintenance of the claims ratio, drop in the expense ratio and improvement in the administrative efficiency ratio. In 12 months, the evolution of the net income is a reflection of the increase in the financial income, which was benefited by the behavior of the economic and financial ratios, but partially affected by the increase in the claims ratio.

Bradesco Vida e Previdência (Life and Pension Plans): The income was impacted by the drop in the financial income, compensated growth in revenues and improvement in the Claims Ratio of the "Life" segment.

Bradesco Capitalização (Capitalization Bonds): Increase in income in 2022 (4Q21 and 1Q21) due to higher revenues (net of draws, redemptions and selling expenses) and increase in financial income.

Property & Casualty: Increase in income in the quarter as a result of the growth of the financial income, benefited from the behavior of the economic and financial ratios.

We also highlight the increase in commercialization of products using the features available in the digital channels, whose turnover in the 1Q22 surpassed R$521 million, totaling more than 754 thousand transactions.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio



%
4.0
4.3
3.7
3.8
3.8
3.8
3.7
3.8
3.7
R$ million
18,966
16,466
20,144
18,161
19,529
19,874
21,150
21,222
22,114
9,062
7,148
10,068
8,118
9,194
9,171
10,187
10,157
10,598
1,298
1,242
1,485
1,436
1,384
1,540
1,590
1,755
1,717
7,146
6,871
7,181
7,426
7,612
7,784
7,867
8,040
8,206
1,460
1,205
1,410
1,181
1,339
1,379
1,506
1,270
1,593
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims



%
72.9
67.9
70.2
73.6
77.7
81.6
82.5
81.6
79.7
65.9
66.2
68.7
66.6
67.0
68.4
69.6
75.0
R$ million
7,139
12,656
19,893
27,717
7,908
16,630
25,596
34,220
8,791
7,139
12,295
18,750
25,873
6,779
13,652
21,254
29,191
8,279
361
1,143
1,844
1,129
2,978
4,342
5,029
512
3M20
6M20
9M20
12M20
3M21
6M21
9M21
12M21
3M22
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds



R$ million
2,931
3.778(*)
4,139
3,131(*)
3,913
2,281(*)
2,982
3,137(*)
4,266
1,574(*)
3,422
3,213(*)
4,578
3,527(*)
4,214
3,286(*)
3,798
747
831
361
1,009
782
1,443
701
1,417
1,129
687
1,848
2,090
1,365
2,065
687
1,639
512
2,184
2,947
2,122
838
1,720
887
1,123
1,462
1,646
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues and the improvement of the financial income in the annual comparison mitigate the increase in the claims ratio, impacted by the need for medical-hospital assistance, diagnoses, consultations, hospitalizations and eventual post-Covid-19 consequences, in addition to the resumption of the electives.

Technical Provisions and Insurance Activity Indicators

Technical Provisions

The highest level of the historical series, totaling R$301 billion in March 2022. An increase of 5.6% in the annual comparison and 2.8% in the quarter, with greater provisions in the "health", "life" and "pension" segments.



R$ million
272,257 274,861 279,186 284,606 285,163 288,364 289,111 292,860 301,001
246,298 250,168 253,240 257,746 257,899 260,483 260,782 264,327 271,918
11,727 11,325 12,390 13,638 14,026 14,556 14,918 15,039 15,254
8,854 8,755 8,815 8,571 8,504 8,488 8,492 8,401 8,583
4,541 4,391 4,531 4,650 4,734 4,837 4,918 5,094 5,246
Mar20 Jun Set Dez Mar21 Jun Set Dez Mar22
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Expense Ratio

Increase in the combined ratio in the annual comparison is a reflection of the claims ratio in the Auto and Health segment.



Combined Ratio
%
83.6 74.5 86.0 95.5 88.0 95.8 95.8 90.9 90.5
95.4 82.0 96.7 108.9 97.8 101.9 103.5 101.9 101.4
96.9 92.0 95.6 100.0 94.9 93.4 94.0 97.9 100.2
53.5 61.8 66.8 67.4 70.4 90,6 81.7 58.1 55.8
1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q 1Q22
Health
Auto/P&C
Life
Total



Claims Ratio
%
77.7 85.5 84.2 79.3 79.7
87.2 95.1 94.4 91.0 91.0
58.4 58.2 61.2 68.0 71.3
50.0 68.8 60.9 34.9 34.5
31.3 28.8 29.6 25.7 24.2
1Q21 2Q 3Q 4Q 1Q22
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total



Marketing Index
%
7.6 7.9 7.9 8.3 7.6
23.5 23.6 23.3 23.3 21.1
17.0 17.2 17.0 16.9 16.4
16.4 18.0 17.9 18.4 17.9
4.5 4.7 4.6 5.1 4.4
1Q21 2Q 3Q 4Q 1Q22
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Insurance – Additional Information

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income, and Proposals for Pension Plans


In thousand
36,232
2,867
33,365
37,774
2,876
34,898
38,298
2,923
35,375
39,018
2,985
36,032
40,433
2,984
37,449
Mar21
June
Sept
Dec
Mar22
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,678
125
3,553
3,715
122
3,593
3,730
120
3,610
3,798
118
3,680
3,859
117
3,742
Mar21
June
Sept
Dec
Mar22
Company Health Plans
Individual Health Plans

Number of Policyholders


In thousand
2,696
1,118
1,578
2,785
1,188
1,597
2,845
1,244
1,601
2,921
1,280
1,642
2,898
1,293
1,605
Mar21
June
Sept
Dec
Mar22
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds


In thousand
2,192
2,576
2,668
2,762
24,098
6,930
17,168
21,360
7,206
14,154
20,987
7,368
13,619
24,606
7,615
16,991
June
Sept
Dec
Mar22
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Basel Ratio

Basel Ratio	Tier 1 Capital	Common Equity Ratio
15.7%	**13.7%**	**12.5%**
-0.1 p.p. in the quarter	0.0 p.p. in the quarter	0.0 p.p. in the quarter
4Q21: 15.8%	4Q21: 13.7%	4Q21: 12.5%

R$ million

Total RWA	Credit Risk RWA	LCR
R$972,604	**R$890,984**	**137.4%**
+2.0% in the quarter	+2.0%. in the quarter	-0.7 p.p. in the quarter
4Q21: R$953,326	4Q21: R$873,737	4Q21: 138.1%
Market Risk RWA	**Operational Risk RWA**	**NSFR**
R$6,738	**R$74,882**	**118.1%**
-15.7% in the quarter	+4.6% in the quarter	+1.0 p.p. in the quarter
4Q21: R$7,995	4Q21: R$71,594	4Q21: 117.7%

Our ratios remained at comfortable levels and above regulatory limits, due to the large capacity of internal capital generation (net income), which absorbs the increase of risk-weighted assets (RWA) – given the strong growth of the loan portfolio – the payment of interest on shareholders' equity, in addition to the effects of prudential adjustments.


%
13.9
15.0
15.1
15.8
15.4
16.0
15.2
15.8
15.7
11.4
12.5
12.9
13.8
13.6
14.1
13.7
13.7
13.7
1.1
1.1
1.1
1.1
1.0
1.1
1.1
1.2
1.2
10.3
11.5
11.8
12.7
12.6
13.1
12.7
12.5
12.5
2.5
2.5
2.2
2.0
1.8
1.8
1.4
2.1
2.0
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter


%
13.7
1.2
12.5
0.7
(0.2)
(0.2)
(0.3)
13.7
1.2
12.5
Limits to March 22 (1)
Resolution No 4,958/21
9.00 Tier 1
7.50% Common Equity
Dec21
Net Income 1Q22
Interest on Shareholders' Equity
Effects of Prudential Adjustments
Weighted Assets
Mar22
Common Equity
Addition Capital

(1) They refer to the minimums required, added to the additional contributions of countercyclical and systemic capital. It is noteworthy that, from April 1, 2022, the minimum required capital shall be 9.5% for tier I capital and 8% for the common equity.

Main Economic Indicators

	1Q22	4Q21	1Q21
\\ Main Indicators (%)			
Interbank Deposit Certificate (CDI)	2.43	1.85	0.49
Ibovespa	14.48	(5.55)	(2.00)
USD – Commercial Rate	(15.10)	2.59	9.63
General Market Price Index (IGP-M)	5.49	1.54	8.27
Extended Consumer Price Index (IPCA)	3.20	2.96	2.05
Business Days (#)	62	63	61
Calendar Days (#)	90	92	90
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	4.7378	5.5805	5.6973
CDS 5 years (Points)	209	205	225
Selic - Base Interest Rate (% p.a.)	11.75	9.25	2.75
BM&F Fixed Rate (% p.a.)	12.72	11.79	5.08

Guidance 2022

Guidance 2022	Disclosed	Realized 1Q22	Reviewed
Expanded Loan Portfolio	10% to 14%	18.3%	Maintained
Client Portion	8% to 12%	19.6%	**18% to 22%**
Fee and Commission Income	2% to 6%	6.7%	**4% to 8%**
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	3% to 7%	4.4%	**1% to 5%**
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	4.7%	Maintained
Expanded ALL - R$ billion	R$15.0 to R$19.0	R$4.8	**R$17.0 to R$21.0**

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.10	5.10
Extended Consumer Price Index (IPCA)	7.50	3.90
General Market Price Index (IGP-M)	12.00	5.10
Selic (year-end)	13.25	9.00
Gross Domestic Product (PIB)	1.50	0.50

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